Mail Stop 6010

November 6, 2007

Via U.S. Mail and Facsimile to (503) 268-8347

Jan Johannesssen
Chief Financial Officer
Lattice Semiconductor Corporation
5555 NE Moore Court
Hillsboro, OR 97124

     Re: Lattice Semiconductor Corporation
             Form 10-K for the Fiscal-Year ended December 30, 2006
             Filed March 9, 2007
             File No. 000-18032

Dear Mr. Johannessen:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to only those issues we have addressed in the comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year-Ended December 30, 2006

Exhibit 31.1

1.   We see that the original Section 302 certification of your Chief Executive Officer improperly omits paragraph 5(b). Please file an amendment to your Form 10-K to provide new, corrected Section 302 certifications. We would not object to the filing of an abbreviated amendment to the periodic report to provide the corrected certification if the abbreviated amendment consists of at least the following:

-   a cover page,
-   an explanatory note,
-   controls and procedures disclosure (Item 9A in the case of a Form 10-K) and
-   new, corrected Section 302 certifications with the first, second, fourth, and fifth paragraphs (the third paragraph of the certification may be omitted if the abbreviated amendment does not include financial statements or other financial information).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jan Johannesssen
Lattice Semiconductor Corporation
November 6, 2007
Page 3

          In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

          You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

                                        Sincerely,

                                        Jay Webb
                                        Reviewing Accountant